SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 0342645

As at May 24, 2006

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: May 24, 2006

Print the name and title of the signing officer under his signature.
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Farallon Resources Ltd.
Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
Toll Free: 1-800-667-2114
www.farallonresources.com

NEVADA SUPREME COURT DENIES REQUEST FOR REHEARING

May 24, 2006, Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd. (TSX: FAN) advises that a request by David L. Hermiston for a "rehearing" before the Nevada Supreme Court of the November 16, 2005 Nevada Supreme Court ruling against him has been denied. The November 16 Nevada Supreme Court Order upheld in its entirety a previous lower court judgment issued in March 2001 against Mr. Hermiston which dismissed his claim to the Campo Morado Property "with prejudice" and awarded a wholly owned subsidiary of Farallon US $646,991, plus accruing interest, for compensatory damages and legal costs. The judgment further orders "that any and all interest(s) of any kind that David L. Hermiston and Wilma Hermiston may hold in the Mexican mining concessions or claims, commonly known as Campo Morado, shall be and hereby are declared to be held in trust for the benefit of Farallon's wholly owned subsidiary, or its successor(s) in interest."

The March 13th, 2001 Nevada Court judgment specifically states that "each and every allegation of Third Party Plaintiffs is deemed to be true and Third Party Plaintiffs are entitled to the relief prayed for in that complaint". The allegations referred to above state, amongst other things, that Hermiston in fact did not use the funds entrusted to him for the acquisition of any Mining Interests on behalf or for the benefit of Farallon's subsidiary, as he had promised but, instead, pursuant to his original fraudulent intent, utilized at least US$400,000 of these funds to live on and to attempt to acquire such Mining Interests for his own, direct or indirect benefit or that of others. Hermiston has refused to properly account for his actions or to otherwise produce such Mining Interests in Farallon subsidiary's name as promised, despite demands to do so.

The November 16, 2005 decision of the Nevada Supreme Court was "final and conclusive"; however, Mr. Hermiston requested a "rehearing" on the technical grounds that there was a potential omission by the Supreme Court in their review. This was an effort on Mr. Hermiston's part to avoid his legal responsibilities and further delay the legal ramifications of the various Nevada Court rulings by "technical" means. This latest ruling by the Nevada Supreme Court denied his "request" and therefore brings this case to a close. The Company will now apply the full force of the law to seek the redress it has been awarded by the Nevada courts.

A Chronology of events in the numerous Nevada actions is attached. Shareholders are reminded that the Company has had a succession of legal victories and that the extent of those victories is dramatic. The following observations are made:

-          The original Nevada case was initiated due to the removal of Mr. Hermiston from the Board of Summex Nevada by Summex Nevada for actions alleging breach of fiduciary duty. Amongst other things, it was alleged by the Board that Hermiston used Company funds for his own personal lifestyle needs and was removed as a result. Farallon was not involved in this action initially.
-          Mr. Hermiston and several associates then launched a lawsuit against the Board of Summex Nevada to reinstate him to the Board in support of his claim to the Campo Morado properties.
-          Summex Nevada countersues Mr. Hermiston and associates alleging fraud on their part.
-          All his associates settled out of court for no consideration while Mr. Hermiston did not even bother to appear in court.
-          A second lawsuit launched in Nevada by Mr. Hermiston is dismissed. Again, he does not bother to appear in court.
-          The original lawsuit is thrown out "with prejudice". Farallon is awarded damages and - more importantly - it is ordered by the court that even if he subsequently somehow manages to secure an interest in the Campo Morado properties, he must hold them in trust for the benefit of Farallon.
-          Mr. Hermiston appeals this judgment and loses. He then appeals to the Nevada Supreme Court and loses. He then asks the Nevada Supreme Court for a "rehearing" on technical grounds and loses.
-          Finally, the Company has successfully secured the ability to have this Nevada Court Order enforced in Mexico - subject to Mexican law and any applicable treaties, to further strengthen the legal basis for Farallon to protect its ownership rights in Mexico.

Mr. Hermiston has, in this process, been deemed to have committed fraudulent actions, and to have used company money for his own personal uses. In a similar case, adjudicated by the Alberta Securities Commission, Hermiston was alleged to have made misrepresentations as a Vendor, Director and Officer in a prospectus, in respect to the acquisition of properties for Canadian Eagle Exploration Inc. (Canadian Eagle). Hermiston was also accused of defrauding Canadian Eagle and its shareholders of the proceeds of the public offering. The Decision Order states "The Board heard considerable evidence concerning the ownership of certain properties which were described in the Company's prospectus and heard considerable evidence concerning the conduct of the financial affairs of the Company by Hermiston. Based upon the weight of the evidence heard at the hearing, which was not attended by Hermiston, the Board concludes that he did make misrepresentations and he did misappropriate funds of the Company as alleged" As a result of the above, Mr. Hermiston was the subject of a Cease Trade Order and barred from being a Director of any Canadian public company. It is Farallon's view that Mr. Hermiston's record speaks for itself.

Farallon also wishes to point out to its shareholders that, in addition to the dealings in Nevada, Mr. Hermiston has failed to find support for his fallacious claims from the judiciary of either Canada or Mexico. In addition to the actions in Nevada mentioned above, in 1998, in a similar claim, the Canadian courts found in favor of Farallon against companies and individuals controlled by Hermiston. This decision was so overwhelmingly in Farallon's favor that there was no attempt at an appeal. In Mexico, his original litigation was dismissed as being without foundation before being ruled as having no legal standing due to Mr. Hermiston's failure to follow due process. Mr. Hermiston has subsequently jumped to another jurisdiction in Mexico - the District Federal - to have these same issues that have been ruled upon in Canada, the US and Mexico brought before the law courts again. We believe that the Mexican courts will rule in the Company's favour; however, the Nevada case clearly indicates the extent to which Mr. Hermiston will avail himself of any legal avenue that is available to him to continue to press his unfounded allegations. Farallon is fully prepared for such eventualities on an ongoing basis and will continue to defend its interests in all such instances. The Company regards these latest allegations as being totally without merit and will continue to defend the interests of the Company with full vigor. The Company does not expect that its development plans will be compromised in any manner by these frivolous actions.

Copies of the various rulings on the cases referred to above are posted on the Company's website.

Dick Whittington said: "This latest ruling is appropriate and reflects the end of Mr. Hermiston's ability to avoid the legal redress that the Company will now seek as a result of the comprehensive and extensive victories that the Company has achieved in court in Nevada. We believe Mr. Hermiston is frivolously interfering in the legal affairs of the Company and, in due course, we will be seeking additional monetary redress as a result of his Mexican actions. In the meantime, we are fully focused on turning the Campo Morado project into a mine and the latest drilling and processing results at the new high grade massive sulphide G-9 deposit has given us the opportunity to evaluate developing a mine based on this G-9 deposit alone. This is an exciting time for the Company and we are looking forward to the next few months with a great sense of anticipation."

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ J.R.H. Whittington

J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

CHRONOLOGY OF EVENTS (NEVADA)

February 1996
Summex Nevada sues Dr. Joe Berry in the Federal District Court in the State of Nevada. Subsequently, Farallon acquired control of Summex Nevada, indemnified the investors for their loss and filed a countersuit against Hermiston and his associates to regain control of the Company.

October 1997
Hermiston and parties related to him, John Torok and associates, initially including Summex (Canada), filed a lawsuit against Farallon, its Directors, Villagran, Minera Summit, Farallon's Investment Advisors (Nesbitt Burns, Merrill Lynch) and related parties in the Federal District Court in the State of Nevada.

December 1998
Torok and his associates (excluding Hermiston) settle out of court on all issues in the Nevada litigations by withdrawing all claims against Farallon and its related parties by way of consent to Farallon's position, for no consideration. Hermiston did not appear at trial during these proceedings, nor did he provide any evidence.

April 1999
October 1997 Case was dismissed because the plaintiffs, David and Wilma Hermiston failed to respond to a motion to appear at trial.

March 13, 2001
The Nevada District Court issues a ruling dismissing the February 1996 case "with prejudice". The Nevada Court decision also upholds Farallon's countersuit and further orders:

1. " Any and all interest(s) of any kind that David L. Hermiston and Wilma Hermiston may hold in the Mexican mining concessions or claim(s) commonly known as Campo Morado, shall be and hereby are declared to be held in trust for the benefit of Farallon's wholly owned subsidiary or its successor(s) in interest; and

2. Hermiston must pay damages and costs to Farallon Nevada in the amount of US$646,991, plus accruing interest. The total amount due at this time is approximately U.S. $1 million dollars."

April 2003
Motion for Order in Aid of Enforcement of Judgment in Mexico, filed with Nevada Court by Farallon.

July 15, 2003
Hermiston appeals March 13, 2001 judgment.

December 19, 2003
Court rejects Hermiston's appeal and reaffirms original March 13, 2001 judgment.

January 12, 2004
Hermiston appeals March 13th, 2001 judgment to the Nevada Supreme Court.

February 10, 2004
Order in Aid of Enforcement of Judgment granted by Nevada Court: as to the judgment entered March 13th, 2001 be given full faith and credit in Mexico to the fullest extent permitted by the laws of Mexico and any applicable treaties.

November 30, 2005
Nevada Supreme Court upholds March 13, 2001 judgment in Farallon's favour, in its entirety.

December 2005
Hermiston files application for a "rehearing" of the November 30, 2005 ruling of the Nevada Supreme Court surmising that the Supreme Court misapprehended facts or law in the case.

April 19, 2006
Nevada Supreme Court denies application for rehearing of case. Court decision is now conclusive and final.